PRESS RELEASE

Crescent Point Confirms Quarterly Dividend

May 12, 2021 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point") (TSX and NYSE: CPG) announces its Board of Directors has declared a quarterly cash dividend of CDN $0.0025 per share to be paid on July 2, 2021 for shareholders of record on June 15, 2021.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.